Exhibit 21

Subsidiaries of Registrant

Name	State of Incorporation
First Niagara Bank	Federal

First Niagara Funding, Inc.	New York

First Niagara Leasing, Inc.	New York

First Niagara Securities, Inc.	New York

First Niagara Portfolio Management, Inc.	New York

First Niagara Risk Management, Inc.	New York